UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CBIZ, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

124805102

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

October 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 124805102		13D

1	Name of Reporting Person P2 Capital Master Fund I, LP I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 886,374

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 886,374

11	Aggregate Amount Beneficially Owned by Each Reporting Person 886,374

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.8

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 124805102		13D

1	Name of Reporting Person P2 Capital Master Fund II, LLC I.R.S. Identification No. of Above Person (Entities Only). 91-1997788

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 451,406

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 451,406

11	Aggregate Amount Beneficially Owned by Each Reporting Person 451,406

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 124805102		13D

1	Name of Reporting Person P2 Capital Master Fund VI, LP I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,080,485

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,080,485

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,485

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 124805102		13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,418,265

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,418,265

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 124805102		13D

1	Name of Reporting Person. Claus J. Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,418,265

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,418,265

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,418,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $.01 par value (the “Shares”) of CBIZ, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6050 Oak Tree Boulevard, South, Suite 500, Cleveland, Ohio 44131.

Item 2.	Identity and Background.

This statement is being filed by and on behalf of the following persons: P2 Capital Master Fund I, LP (“Master Fund I”), a Cayman Islands exempted limited partnership; P2 Capital Master Fund II, LLC (“Master Fund II”), a Delaware limited liability company, P2 Capital Master Fund VI, LP(“Master Fund VI”), a Delaware limited partnership (together with Master Fund I and Master Fund II, the “Funds”); P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”), and Claus J. Moller, a citizen of Denmark (all preceding persons are the “Reporting Persons”).

The address of the principal office of each of the above persons is 590 Madison Avenue, 25th Floor, New York, NY 10022.

The Funds are principally involved in the business of investing in securities. The Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Funds.  Mr. Moller is the managing member of the Manager.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of Shares reported on herein was the general working capital of the respective purchasers which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their beneficial ownership of the Shares in order to obtain a significant equity position in the Issuer.  The Reporting Persons became subject to the reporting requirements of Section 13(d) by virtue of the Issuer’s repurchase of its Shares resulting in the Reporting Persons being the passive acquirors of more than five percent of the Issuer’s outstanding Shares of Common Stock rather than due to an active acquisition of Shares by the Reporting Persons.  On October 4, 2010, the Reporting Persons sold an aggregate of 600,000 Shares, bringing the aggregate ownership of the Shares by the Reporting Persons under five percent.  Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the board of directors and other shareholders and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.

The Reporting Persons may at any time acquire additional Shares of the Issuer or dispose of any or all of their Shares in the open market or otherwise or engage in any hedging or similar transactions with respect to the Shares, depending upon their ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities of the Reporting Persons and/or other investment considerations.

Except as otherwise set forth above in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on the date hereof, Master Fund I beneficially owns an aggregate of 886,374 Shares, representing approximately 1.8% of the outstanding Shares, Master Fund II owns an aggregate of 451,406 Shares, representing approximately 0.9% of the outstanding Shares, and Master Fund VI beneficially owns an aggregate of 1,080,485 Shares, representing approximately 2.2% of the outstanding Shares.  As of the date hereof, the 2,418,265 Shares beneficially owned, in the aggregate, by the Funds, which Shares may be deemed to be beneficially owned by each of the Manager and Mr. Moller, represent approximately 4.9% of the outstanding Shares.  All percentages set forth in this paragraph are based on 49,384,522 Shares of Common Stock outstanding as of the close of business on September 27, 2010, based upon the Company’s Report on Form 10-Q for the quarter ended June 30, 2010, and on the Company’s Reports on Form 8-K filed on September 15, 2010 and September 27, 2010, respectively.  We note that figures for the

Company’s repurchase of its Shares from the public reported in its September 27, 2010, Report on Form 8-K are approximate.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager as investment manager of the Funds and Mr. Moller as managing member of the Manager may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Master Fund I, Master Fund II and Master Fund VI each disclaim beneficial ownership of the Shares held directly by the other.

(c) Except as set forth above or in Schedule I, no Reporting Person has effected any transaction in Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) On October 4, 2010, Reporting Persons ceased to be the owner of more than five percent of the issued and outstanding Shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement dated October 7, 2010, among P2 Capital Master Fund I, LP, P2 Capital Master Fund II, LLC, P2 Capital Master Fund VI, LP, P2 Capital Partners, LLC, and Claus Moller.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2010

P2 CAPITAL MASTER FUND I, LP			P2 CAPITAL PARTNERS, LLC

By:		P2 Capital Partners, LLC,
		as Investment Manager	By:	s/Claus Moller
Name: Claus Moller
By:		s/Claus Moller		Title: Managing Member
Name: Claus Moller
Title: Managing Member

P2 CAPITAL MASTER FUND II, LLC			P2 CAPITAL MASTER FUND VI, LP

By:		P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
		as Investment Manager		as Investment Manager

			By:	s/Claus Moller
	By:	s/Claus Moller		Name: Claus Moller
		Name: Claus Moller		Title: Managing Member
Title: Managing Member

s/Claus Moller
Claus Moller

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected during the past sixty (60) days by any of the Reporting Persons.  Each of the transactions effected on September 28, 2010, reflects purchases or sales of Common Stock among the Funds to rebalance their respective holdings at the discretion of the Manager; such transactions were effected on the open market.  Transactions on October 4, 2010, were effected on the open market and brought the aggregate ownership of the Reporting Persons below five percent.

Shares Purchased/(Sold) by Master Fund I

Number of Shares Purchased/Sold	Price Per Share	Date
411,352	$5.90	9/28/10
(219,072)	$5.86	10/4/10

Shares Purchased/(Sold) by Master Fund II

Number of Shares Purchased/Sold	Price Per Share	Date
(113,165)	$5.90	9/28/10
(112,245)	$5.86	10/4/10

Shares Purchased/(Sold) by Master Fund VI

Number of Shares Purchased/Sold	Price Per Share	Date
(298,187)	$5.90	9/28/10
(268,683)	$5.86	10/4/10

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated Oct. 7, 2010, among P2 Master Fund I, LP, P2 Capital Master Fund II, LLC, P2 Capital Master Fund VI, LP, P2 Capital Partners, LLC and Claus J. Moller